Exhibit 99.2

NiCE Appoints Arun Chandra as Chief Operating Officer to Lead Newly Formed
Global Customer Operations

Former Disney, Meta, and HPE executive joins NiCE to head Global Customer Operations, advancing operational excellence and accelerating the company’s AI-first customer experience strategy.

Hoboken, N.J., November 17, 2025 – NiCE (Nasdaq: NICE), the world’s leading AI-powered customer experience (CX) platform provider, today announced the appointment of Arun Chandra as Chief Operating Officer (COO), effective December 1, 2025. In this newly created role, Chandra will lead NiCE’s Global Customer Operations division, driving greater alignment, execution, and operational excellence across the organization. He will report directly to Scott Russell, Chief Executive Officer of NiCE, and serve as a member of the company’s Executive Leadership Team (ELT).

Chandra joins NiCE from The Walt Disney Company, where he served as Senior Vice President, Customer Experience. A seasoned global executive, Chandra brings decades of leadership experience from top technology and entertainment companies including Disney, Meta, and Hewlett Packard Enterprise (HPE), where he has consistently delivered transformative growth through operational innovation and customer-centric strategy.

“Arun’s leadership will further strengthen NiCE’s operational foundation as we continue to accelerate our AI-first vision,” said Scott Russell, CEO, NiCE. “He brings a rare combination of technological expertise, strategic clarity, and global operational discipline. His deep understanding of customer experience transformation, combined with his familiarity with NiCE, positions him perfectly to help scale our business and enhance customer outcomes worldwide.”

At Disney, Chandra led the modernization of the customer experience function for the company’s $24 billion streaming business serving more than 195 million subscribers globally. His work deployed advanced AI and automation to enhance customer engagement, reduce friction, and strengthen loyalty, transforming Disney’s digital operations into a benchmark for innovation and customer satisfaction.

As COO at NiCE, Chandra will oversee an integrated Global Customer Operations division that unites NiCE’s core business enablers, including Partners, CX Customer Success & Services, Marketing, Global Business Operations, IT, and Corporate Security.

“I am thrilled to join NiCE at such a defining moment for the industry,” said Arun Chandra. “The company’s leadership in AI-powered customer experience and its commitment to operational excellence are unmatched. I have a deep understanding of the significant impact NiCE delivers for leading organizations, and I’m excited to build on that foundation, scaling global operations, deepening partnerships, and ensuring every customer interaction reflects the innovation and integrity that define NiCE.”

Chandra holds an MBA from the Leavey School of Business at Santa Clara University, an MS from The Ohio State University, and a BS from the Indian Institute of Technology. He has also completed executive education programs at Harvard Business School including Finance for Senior Executives, Audit and Compensation Committee Program, and Making Corporate Boards More Effective.

With this appointment, NiCE continues to advance its mission to redefine customer experience through AI-orchestrated business outcomes, uniting human empathy and intelligent automation at scale.

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Ryan Gilligan, +1-551-417-2531, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Russell, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.